
Hey Sami Scally
Ton solde
moneco
VISA
Mon IBAN

INVEST IN **MONECO (YC S22)**

Neobank for 400m French-Speaking Africans

moneco.app Delaware City, Delaware

Technology Fintech & Finance Y Combinator B2C Minority Founder

Highlights

VC-Backed

Raised $250K or more from a venture firm

Y Combinator

Raised from Y Combinator

1. First Neobank for Africans with a focus on French speaking regions (400m inhabitants, 300m unbanked)
2. Official launch in April 24', 40k sign-ups 3 months later
3. Addressing a market of 20m in Europe (diaspora) and 400m people in Africa
4. Only Neobank enabling its users to open account with only their passport
5. Only Neobank offering banking services and remittances in the same app, in French speaking Africa
6. $1.5m raised from YC, Kima Ventures, Soma Ventures, Alan Rutledge, CEO of BloomTech, HoaQ, etc.
7. Business model with revenue in EUR and costs in African currencies, operational costs very low

Featured Investors

Y Combinator
Notable Investor

Follow

Startup accelerator and VC firm that's launched over 4,000 companies, including Airbnb, Coinbase, DoorDash, Dropbox, Instacart, Reddit, and Stripe
ycombinator.com

"Dalton Caldwell : The problem Moneco is tackling is crucial and affects millions of people. The solution they have devised is unprecedented, and the team appears highly capable of making this venture a success."

Alan Rutledge
Notable Investor

Follow

crunchbase.com

"Alan Rutledge, a Y Combinator alum, is a seasoned investor dedicated to fostering startups with expertise in growth, sales, pricing, and press. With 140+ investments, he boasts a 4x return on assets and the backing of prominent VCs like Sequoia and a16z."

Rayane Radjabaly
Syndicate Lead

Follow

Invested $500

“I am really excited to be investing in Moneco! As the first neobank dedicated to Africans, with a focus on French-speaking regions, encompassing 400 million people, Moneco stood out to me with their mission to addresses a critical need for financial inclusion currently poorly addressed by traditional banking systems. I am very impressed about how easy it is for their users to open an account with just a passport which is a a game-changer for migrants who face significant barriers accessing financial services. The user experience on the app is really nice and friendly. Their momentum since the Beta launch with 40,000 sign-ups in just 3 months is incredible and demonstrates substantial demand and trust in the platform. I am really excited to see how many more users they are able to onboard in the next year. Finally, the founding team is bringing a unique blend of strategic / business / technical and operational skills in this adventure which will be key for them to continuing growing and scaling. I can't wait what's next for Moneco!”

Our Team



Bilal Dahlab Co-Founder & CEO

Former Associate at the Boston Consulting Group, former banker at Lombard Odier & Cie



Shams Radjabaly Co-Founder & COO

Former Associate at the Boston Consulting Group and trader at Société Générale, Forbes 30 under 30 Afrique



Kuassi Jimmy Kumako Co-Founder & CTO

Former Google and Paystack developer, co-founded CoinAfrique (first secondhand marketplace in Western Africa)

Seen on :

Forbes TechCrunch FT FINANCIAL TIMES jeuneafrique

4 months after our launch, we've already exceeded our annual projections

SIGN-UPS	GROSS TRANSACTION VOLUME	REVENUE
+191% (MoM)	+222% (MoM)	177% (MoM)
61 000	7.5M€	+65k€


Projections of sign-ups vs actuals
60k
50k
40k
30k
20k
10k
k
4k
16k
8k
22,5
13k
37,8
16k
61k
21k
25k
29k
33k
38k
42k
46k
50k
Month 1
Month 2
Month 3
Month 4
Month 5
Month 6
Month 7
Month 8
Month 9
Month 10
Month 11
Month 12
Projected
Actuals

Note: future projections are not guaranteed

Extremely low Customer acqu. cost

No direct competitors

Fast execution

Our first weeks after launch

Total sign-ups per week


End of the Bêta
3800
2850
1900
950
0
Waitlist conversion
~8 800 sign-ups
Collaboration with
3 influencers
2 200EUR -> ~10 320 sign-ups

The population we address is the largest untapped market for financial services

+400M
Africans in French speaking Africa

$24B
Market Opportunity*

*Assuming a steady annual revenue of 60$ per active

What our users say about us

- This app is amazing thank you ❤️
- Good luck i'm glad being part of your community
- Thank you Monaco for the service you are the best ❤️😎
- I have never had so much help ^^
- I'm already a huge fan of this neobank
- Honestly very nice work!
- I haven't used your services yet but I already feel safe with you

Early 2022 our valuation was at 1m$

Two years later our valuation jumped to 20m$

2022	2024 (20x)
1 million	20 millions

Do you want to be part of the next 20x, 100x or more, run ?

1. Africa and Europe, a long and complicated shared history


WeFunder 2 - Europe and Africa through history
Share
Petroleum & Natural Gas
Crude Oil
Iron Ore
Cotton
Uranium
Oil
Gold
Coffee
Grains
Tea
Gold
Crude Oil
Copper
Coffee
Beyond natural resources.
Watch on YouTube

Europe and Africa share centuries of history. Initially, Europeans were looking for commodities to exchange in Africa, and then they settled strategic trading posts for their ships on the route to Asia.

Later on, Africa became a priority for Europe which triggered the beginning of colonization.

Beyond territorial discovery, Europeans imposed their language, religion, culture, and more, which created an enduring bond between both continents.

Because of this shared history and colonization, millions of Africans migrated to Europe, mostly to the lands of their former colonizers.

1.1 MIGRATION PATTERNS BETWEEN EUROPE AND AFRICA

Presence of Africans in Europe

Today, there are about 25m Africans living in Europe, 75% of them are gathered in 4 countries : France, UK, Spain and Italy.


Top 15 European countries with most Africans
African/total population (%) 1.28%
13.74% %
African population 250,000
2,000,000

The map is interactive, you can click on the link

Origins

When looking at their country of origin, we see that North Africa is by far the most represented diaspora in Europe, with about 2/3 of Africans in Europe coming from North Africa (ie, former French colonies).


Mali
Madagascar
Ethiopia
Côte d'Ivoire
Zimbabwe
Cameroon
Kenya
Eritrea
DRC
Angola
Ghana
Egypt
Senegal
South Africa
Somalia
Nigeria
Tunisia
Algeria
Morocco

Current migration patterns

Today, between 600,000 and 1 million Africans migrate to Europe every year. Due to Brexit, the UK and Europe now operate within their own financial ecosystems and cannot serve each other. Given this legal constraint, we have decided to focus our efforts on Europe since it hosts more Africans (about 85%), and more of the french speaking diaspora.

France is leading the way with about 40% of the total number of Africans in Europe residing there (due to its colonial past), while Spain and Italy have about 25% of the total (due to their geographical proximity with Africa). With these 3 countries, we target about 65% of the total number of Africans in Europe.


Migration FR/SP/IT
Sign in
Ukraine
Hungary
Romania
Turkey
Greece
Istanbul
Valletta
Tripoli
Alexandria
Cairo
Egypt
Libya
Mauritania
Senegal
Niger
Chad
Sudan
Nigeria

The map is interactive, you can click on the link

1.2 THE ROLE OF THE AFRICAN DIASPORA IN EUROPE AND ITS CONTRIBUTION TO EUROPEAN SUCCESS


WeFunder 3 - Africans in Europe
Dr. Denis Mukwege
Share
Europe, also contributes to other economic spheres and
Watch on YouTube

As detailed in the video, numerous Africans in Europe are top performers in their fields and are highly recognized by society. Public figures in industries such as sports, music, cinema, fashion and business include many Africans

Beyond famous African public figures, diverse economic sectors such as agriculture, healthcare, tourism, and transportation are highly reliant on Africans.

2. But despite their important role in Europe, Africans still remain highly underserved in terms of financial services

Struggles of Africans in Europe and Africa

Migration Procedures

50% of visa requests rejected

Migration procedures lack transparency (+500k visa demands were rejected in France in 2023 only) and are very lenghty for Africans (before and after arrival).







Expensive Remittances

Costs of 7.8% on average

Africa is the place where sending money to is the most expensive worldwide, despite the fact that it is the continent that relies the most on remittances (ex : remittances represent 10% of the GDP of Senegal and 8% of Morocco).

Account opening

4-5 weeks on average

Opening a bank account in Europe takes time for Africans because banks will ask for a lot of documents. Most of those can only be created after arrival, therefore Africans are unable to open a bank account within the first weeks.





Unbanked in Africa

900M people

A lot of people in Africa are unbanked and need to receive their remittances in cash in local currency

- The money loses in value due to inflation / currency depreciation
- The money can only be spent nationally and physically (African currencies are hard to convert back in strong currencies – USD, EUR, GBP)

The inability to access the international financial system prevents African communities from developing themselves. About 100 billions are sent to Africa every year from Europe.

3. That's why we have created Moneco, the first neobank entirely dedicated to Africans


Moneco teaser - English
Share
of
Africans
Eleanor Pena
€ 750
Virement instantané
Maman
- € 150
Watch on YouTube

What is Moneco ?

We address 2 main personas

Personas

Both personas are interconnected as migrants in Europe send remittances to unbanked in Africa.

Our goal is to put them on the same financial ecosystem.



African diaspora in Europe

Africans about to migrate to Europe (600k-1m per year)

Africans already in Europe Europe (~25m)



Unbanked in Africa (900m)

The African diaspora is mostly composed of workers, students and housewives. They live in communities in major cities across Europe and maintain strong ties with their countries of origin.

Africans in Africa looking for international accounts can be quite diverse. They include families of the diaspora who wish to receive money in strong currencies (to hedge against inflation), tourists who need international cards, freelancers, and small businesses that make international purchases, among others.


We built our Neobank to address the financial struggles of Africans
Product
Our users mostly face 3 pain points, our prerequisites to build Moneco were therefore :
Opening a bank account must be easy
Sending money to Africa must be cheap
All users should be able to process international transactions
Account opening
We are the only Neobank in France capable of opening bank accounts for its users only with a passeport. We give them access to a French IBAN, the account opening takes 5 min and is free.
Remittances
We cover all French speaking Africa, remittances are instantaneous, at the best market rates and beneficiaries can receive the money in cash, mobile money or wire transfers.
International transactions
All of our users are eligible to have an international VISA card and can therefore process international transactions in every currency.
VISA

Acquisition Strategy

From an acquisition perspective, we primarily focus on the diasporas in Europe, as they require EUR accounts for their day-to-day transactions. However, the diaspora maintains connections with Africans in Africa through remittances, presenting an opportunity for us. So our goal is to capture unbanked Africans in Africa through remittance channels, and have both the sender and the receiver in the same ecosystem.

From a more granular perspective, our approach is:

1. Target African migrants even before they leave Africa for Europe by being their migration companion (we have a free tool on our website that helps migrant understand the admin procedures more easily)

2. Target Africans in Europe with a Neobank enabling them to easily open a bank account and to send money back home at the best price.
3. New/future migrants are targeted with an easy account opening offering
4. Established migrants are targeted with a competitive remittance offering
5. Target Africans in Africa that receive remittances through traditional channels



Acquisition strategy
Free tool mapping migration procedures & chat with an agent for support
People
1 600k
Africans migrate to Europe every year
22M
African diaspora in Europe
900M
unbanked in Africa
Self-remittance
P2P
2 Open a bank account
Open a bank account
1. Can be spent anywhere
2. Hedged against inflation
3 $100B
Remittances
1. Money is locked nationally
2. Money is subject to inflation
Money
Competitive instantaneous remittance corridors to Africa

Remittances from France/Spain/Italy to French Speaking Africa

This map shows formal remittances from our 3 main target markets in Europe. Volumes are important, and those figures do not even account for the huge chunk of the market which is done through informal means. Experts estimate that the total volumes of remittances to Africa actually is twice the figure that the World Bank reports.



Remittances from FR/SP/IT
Ukraine
Romania
Greece
Turkey
Syria
Iraq
Iran
Cairo
Egypt
Libya
Saudi Arabia
Niger
Chad
Sudan
Yemen
Nigeria
Lagos
Accra
Bamako
Ethiopia
Somalia
Kenya
Kinshasa
Democratic Republic of the Congo
Arabian Sea

The map is interactive, you can click on the link

Unbanked in Africa

This map shows the level of financial inclusion in french speaking Africa (people that currently receive remittances from Moneco). Remittances reception is our acquisition channel and a lot of remittance beneficiaries have already opened a Moneco account.



Unbanked population in remittance reception countries (Africa francophone)
Unbanked population (%) 1% 90%
Unbanked population (sum) 666,666.67 20,000,000

The map is interactive, you can click on the link

Pitch deck


moneco
The Neobank that links Europe to Africa
Pitch deck
Backed by
Y Combinator

Agenda

1. Team
2. Problem statement
3. Solution
4. Product
5. Competition
6. Revenue streams
7. Market sizing
8. Go-to-market strategy
9. Traction
10. Roadmap


1. Team
We are a team of experienced professionals on a mission to bring innovation to the financial sector in Europe and Africa
Bilal Dahlab
Co-Founder & CEO
Shams Radjabaly
Co-Founder & COO
Jimmy Kuassi Kumako
Co-Founder & CTO
(co-founder)
Junior Gantin
Back-end dev.
Deschant Konou
Full-stack dev.
Elisha Chirchir
Android dev.
Aurore LeRoy
Compliance Lead
Juba Diboune
Designer
Aicha Benelfould
Growth hacker
Zouina Azzouguen
Customer support

+22M Africans struggle with banking in Europe and even more to remain financially connected with their close ones in Africa (highly unbanked)

+600k Africans join the 22m already living in Europe each year, 75% of them are concentrated in 4 countries

African migrants and their descents in Europe (nb of people)


over
600K
new migrants
every year[1]
22M
12M
10M
11M
6M
5M
2000
2020
39%
France
25%
rest EU
14%
UK
12%
Italy
10%
Spain
African migrants
African migrants' descents

From migrating to Europe to opening a bank account and sending remittances to Africa it is only pain points


Migration procedures
50% of visa rejected
Account opening
4-5 weeks
Remittances
Costs of 7.8%
Unbanked in Africa
900M people

1. Estimations states about 230k additional clandestine migrants per year Source: United Nations, World bank, UNHCR, Statista, Trading economics, Senat, Figaro

Moneco offers financial services to the diaspora and Africans, enabling both to be on the same financial ecosystem


1
600K
Africans migrate to Europe every year
Moneco free tool mapping migration procedures & free chat for support
22M
African diaspora in Europe
2
Open a bank account
900M unbanked in Africa
Self-remittance
Open a bank account
P2P
3
1. Money can be spent anywhere
2. Money is hedged against inflation
$100B
Remittances
3
1. Money is locked nationally
2. Money is subject to inflation
Competitive instantaneous remittance corridors to Africa

We obtained our license from the French regulator, enabling us to launch Moneco with 2 core features, easy account opening and remittances

Our bank partner is reliable and our model has been validated

GROUPE BPCE

- 2nd largest financial institution in France
- 35M customers
- Present in 40 countries

ACPR

- EMI license in France
- Known as the strictest in EU

Our neobank offers easy, quick and free account opening



Neobank offer

- Only requires a passport
- Takes 5mn to open
- Account opening free
- No maintenance fees
- French IBAN
- Visa card

Our remittances are cheap, instantaneous and convenient



Remittance offer

- Competitive exchange rate
- Cover all French speaking Africa
- Instantaneous transfer
- Cash
- Bank
- Mobile Money

Current players do not focus on Africans, leaving a fragmented and overall low-quality offer

Migration procedures	Account opening	Remittance	EUR account for Africans
moneco	moneco	moneco	moneco
No similar product on the market	Société Générale, Revolut, N26 → Require an EU title of residency; Nickel, Wise → Limited links to Africa	Western Union, Ria, MoneyGram → Bad reputation and expensive; Sendwave, Taptap Send → No bank account	pyypl → No IBAN

We generate revenue through our financial services and we also intend to monetize our settlement offering


We have positive unit economics on every transactions except SEPA transfers and card payment under 20eur
Settlement
Destination France
Free :
Platform
Chat
Premium :
Hotline
Templates
Doc. upload
Job access
Under development
Financial Services
Account opening
Cards delivery
Recurring/month
1.5€
Card fees
Transactions
Interchange
International payments
Remittances
Virtual cards
Cash withdraw
Top-up
Settlement
Welcome Pack
Student residences
House guarantor
House insurance
Sim card

Only by addressing 22mio Africans living in Europe we reach a $3.4B market, which we see as a door to the African continent and the huge market it represents

France is leading the market due to its important African diaspora

Revenue projection per country (Millions $)


270M
350M
500M
830M
1'400M
Italy
Spain
UK
EU
France
35%
Subscription
30%
Remittances
20%
Interchange
15%
Other transactions

Projection of African population evolution (Billions people)


2.5B
1.5B
0.9B
2023
2050
Currently unbanked

Source: Worldbank, United Nations, UNHCR, Statista

We mostly deploy our acquisition strategy in Africa to minimize our CAC and gain more visibility through an unseen offer



Marketing region
Segment
Service promoted
Partnerships
Digital acquisition
Sweet spot
Future migrants
Migration procedures
Remitt. receivers
Account opening
Diaspora
Remitt.
High Schools
Universities
Embassies
10'000 students housing in France
Recruit. comp.
Student jobs
2000 convenience stores in France
15 student associations in Paris
150 migration offices in Italy
Partnership with relevant celebrities/influencers
Launch of public contests
Media coverage
Google ads campaign
Facebook groups communication
Instagram advertisement

We have released a private beta the 5th of February only accessible with an invitation code, our first marketing campaign took place on 11th of May

Accounts (sign-up)	Gross Transaction Volume - €	Revenue - €
		

36 287
Total Signups
38000
28500
19000
9500
0
2024-02-18
2024-04-22
2024-07-11

4 891 873,88 EUR
Gross Transaction Volume
3800000
2850000
1900000
950000
0
2024-02-18
2024-04-22
2024-07-11

48 536,05 EUR
Sales
75000
50000
25000
0

Our goal is to become a cardinal point between Africa and Europe, and to allow our users to thrive financially, no matter where they live


Pre-Seed
Seed
Serie A
Financial Services
By product
Account
Card
Remittances
Off-shore account
Budget monitoring
Tontines
Multi currency
Corporate account
Islamic Finance
Real estate in Afr. for diaspora
Stocks & Crypto
Dest. France
Welcome Pack
Replicate Destination France and Welcome Pack, and monetize
Recurring rev. on insurance products
Obtain our own license
Financial services in Europe
Remittances
Migration
Financial services in Africa

Disclaimer

The services and materials provided by Moneco are subject to Moneco's Standard Terms (a copy of which is available upon request) or such other agreement as may have been previously executed by Moneco.

The materials contained in this presentation are designed for the sole use of Moneco's receptionner. The materials shall not be copied or given to any person or entity other than the Client ("Third Party") without the prior written consent of Moneco. These materials serve only as the focus for discussion; they are incomplete without the accompanying oral commentary and may not be relied on as a stand-alone document. Further, Third Parties may not, and it is unreasonable for any Third Party to, rely on these materials for any purpose whatsoever.